UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is being filed by noco-noco Inc. (the “Company”) to announce it will hold an extraordinary general meeting (“EGM”) of the Company on December 13, 2024 at 9:00 A.M. (Singapore time) at 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190 and virtually at https://conveneagm.sg/noconoco2024EGM.

Holders of record of ordinary shares of the Company (“Ordinary Shares”) on October 29, 2024 (New York time) (the “Record Date”), or their proxy holders, are entitled to vote at the EGM or any adjournment or postponement thereof. Holders of Ordinary Shares who wish to exercise their voting rights must act through the depositary of the Ordinary Shares program, Vstock Transfer.

The purpose of the EGM is for the Company's shareholders to consider and vote upon, and if thought fit, pass and approve the following resolutions:

(i)
“RESOLVED, as an ordinary resolution, that the postponement of the effective date of (i) the share consolidation of the Company’s authorised, issued and outstanding ordinary shares at a consolidation ratio of fifty-to-one (50:1) (the “Share Consolidation”) and (ii) the corresponding amendment of the authorised share capital of the Company to US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each as a result of the Share Consolidation, each of which as approved at the extraordinary general meeting of the Company held on 7 October 2024, from the original date of 17 October 2024 to 20 December 2024 or a later date as determined by the board of directors, be and is hereby confirmed, ratified and approved.”

(ii)
“RESOLVED, as a special resolution, that the postponement of the effective date of the second amended and restated memorandum and articles of association as adopted by special resolution passed on 7 October 2024 of the Company from the original date of 17 October 2024 to 20 December 2024 or a later date as determined by the board of directors, be and is hereby confirmed, ratified and approved.”

(iii)
“RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, immediately after the Share Consolidation, be increased from US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each to US$100,000 divided into 20,000,000 ordinary shares of US$0.005 par value each, by the creation of 10,000,000 ordinary shares of a $0.005 par value each, which will rank equally with all existing shares (the “Increase in Authorised Share Capital”).”

(iv)
“RESOLVED, as a special resolution, that the revised form of second amended and restated memorandum and articles of association of the Company, a copy of which is attached to the accompany proxy statement, which reflects, among other things, the change in authorised share capital resulted from the Share Consolidation and the Increase in Authorised Share Capital, be approved and adopted in their entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with effect from 20 December 2024 or a later date as determined by the board of directors.”

These changes will not affect any rights of shareholders or the Company's operations and financial position.

The notice of the EGM and voting instruction card for Ordinary Shares holders are available on

1)
the Company’s Investor Relation’s website at https://ir.noco-noco.com/ on the Announcements and Events section;
2)
a written notice mailed to you; and
3)
https://ts.vstocktransfer.com/irhlogin/I-NOCO

EXHIBIT INDEX

Number	Description of Document
99.1	Press Release
99.2	Notice of Extraordinary General Meeting
99.3	Form of Proxy for the Extraordinary General Meeting
99.4	Form of Second Amended and Restated Memorandum and Articles of Association of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

By:	/s/ Masataka Matsumura
Name:	Masataka Matsumura
Title:	Director and CEO

Date: October 28, 2024